EXHIBIT 99.1

[Ryder Scott Company Letterhead]

January 29, 2010

The Board of Directors
Occidental Petroleum Corporation:

Ryder Scott Company compared Occidental’s methods and procedures for estimating oil and gas reserves to generally accepted industry standards and reviewed certain pertinent facts interpreted and assumptions made by the engineering and geological staff of Occidental Petroleum Corporation for estimating the proved reserves volumes, preparing the economic evaluations and determining the reserves classifications in accordance with United States Securities and Exchange Commission (SEC) regulatory standards as of December 31, 2009.  Ryder Scott reviewed the specific application of such methods and procedures for selected oil and gas properties considered to be a valid representation of Occidental’s total reserves portfolio.  The specific properties reviewed represent approximately 20 percent of Occidental’s proved oil and gas reserves as of December 31, 2009.  Since being engaged in 2003, Ryder Scott reviewed the specific application of Occidental’s reserve estimation methods and procedures for approximately 71 percent of Occidental’s proved oil and gas reserves.

Based on our reviews, including the data, technical processes and interpretations presented by Occidental, it is our opinion that the overall procedures and methodologies utilized in determining the proved reserves for the reviewed properties as estimated by Occidental are reasonable and consistent with generally accepted industry standards and comply with current SEC standards.  Ryder Scott has not been engaged to render an opinion as to the reasonableness of reserves quantities reported by Occidental.

Very truly yours,

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

/s/ John E. Hodgin

John E. Hodgin, P.G., P.E.
TBPE License No. 97667
President